United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Name of Issuer - P-Com, Inc.

Title or Class of Securities - Common Stock

CUSIP Number - 693262107

Check the following box if a fee is being paid with this statement [ ].

Cusip No. 693262107

Page 2 of 8 Pages

1. Name of Reporting Person (S.S. or I.R.S. Identification No. of above person)

     American Century Companies, Inc. - 43-1325032


2.   Check the appropriate box if a member of a group* - N/A

3.   SEC Use Only

4.   Citizenship or place of organization

     Delaware


5.   Sole voting power

     N/A

6.   Shared voting power

     N/A

7.   Sole dispositive power

     N/A

8.   Shared dispositive power

     N/A

9.   Aggregate amount beneficially owned by each reporting person

     N/A

10.  Check box if the aggregate amount in Row (9) excludes certain shares

     N/A


11.  Percent of class represented by amount in Row 9

     N/A

12.  Type of reporting person*

     HC

Cusip No. 693262107

Page 3 of 8 Pages

1. Name of Reporting Person (S.S. or I.R.S. Identification No. of above person)

     American Century Investment Management, Inc. - 44-0640487


2.   Check the appropriate box if a member of a group* - N/A

3.   SEC Use Only

4.   Citizenship or place of organization

     Delaware


5.   Sole voting power

     N/A

6.   Shared voting power

     N/A

7.   Sole dispositive power

     N/A

8.   Shared dispositive power

     N/A

9.   Aggregate amount beneficially owned by each reporting person

     N/A

10.  Check box if the aggregate amount in Row (9) excludes certain shares

     N/A


11.  Percent of class represented by amount in Row 9

     N/A

12.  Type of reporting person*

     IA

Cusip No. 693262107

Page 4 of 8 Pages

1. Name of Reporting Person (S.S. or I.R.S. Identification No. of above person)

     American Century Mutual Funds, Inc. - 44-6006315


2.   Check the appropriate box if a member of a group* - N/A

3.   SEC Use Only

4.   Citizenship or place of organization

     Maryland


5.   Sole voting power

     N/A

6.   Shared voting power

     N/A

7.   Sole dispositive power

     N/A

8.   Shared dispositive power

     N/A

9.   Aggregate amount beneficially owned by each reporting person

     N/A

10.  Check box if the aggregate amount in Row (9) excludes certain shares

     N/A


11.  Percent of class represented by amount in Row 9

     N/A

12.  Type of reporting person*

     IV

Cusip No. 693262107

Page 5 of 8 Pages

1. Name of Reporting Person (S.S. or I.R.S. Identification No. of above person)

     James E. Stowers, Jr. - ###-##-####


2.   Check the appropriate box if a member of a group* - N/A

3.   SEC Use Only

4.   Citizenship or place of organization

     United States


5.   Sole voting power

     N/A

6.   Shared voting power

     N/A

7.   Sole dispositive power

     N/A

8.   Shared dispositive power

     N/A

9.   Aggregate amount beneficially owned by each reporting person

     N/A

10.  Check box if the aggregate amount in Row (9) excludes certain shares

     N/A


11.  Percent of class represented by amount in Row 9

     N/A

12.  Type of reporting person*

     IN

SCHEDULE 13G


Item 1(a).   NAME OF ISSUER

     P-Com, Inc.

Item 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

     3175 S Winchester Blvd.
     Campbell, CA 95008

Item 2(a).   NAME OF PERSONS FILING

     American Century Companies, Inc., on its behalf and on behalf of:

     American Century Investment Management, Inc.
     American Century Mutual Funds, Inc.
     James E. Stowers, Jr.


Item 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

     4500 Main Street
     P.O. Box 418210
     Kansas City, MO 64141-9210
     Attn:  David H. Reinmiller


Item 2(c).   CITIZENSHIP

     Delaware


Item 2(d).   TITLE OF CLASS OF SECURITIES

     Common Stock


Item 2(e).     CUSIP NO.

     693262107

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A

     (g)  [ X ]   Parent Holding Company, in accordance with
               Rule 13d-1(b)(ii)(G) (Note:  See Item 7).


Item 4.   OWNERSHIP

     (a)  Aggregate amount beneficially owned:

          N/A

     (b)  Percent of class:

          N/A

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:

               N/A

          (ii) shared power to vote or to direct the vote:

               N/A

          (iii)sole power to dispose or to direct the disposition of:

               N/A

          (iv) shared power to dispose or to direct the disposition of:

               N/A


Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     N/A


Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     N/A


Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     N/A


Item 9.   NOTICE OF DISSOLUTION OF GROUP

     N/A


Item 10.  CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 10, 1999              AMERICAN CENTURY COMPANIES, INC.
     Date

                               By: /s/David C. Tucker

                                   David C. Tucker
                                   General Counsel

EXHIBIT A

Rule 13d-1(f)(1)(iii) Agreement


     Each of the undersigned hereby agrees and consents to the execution and joint filing on its or his behalf by American Century Companies, Inc. of this
Schedule 13G respecting the beneficial ownership of the securities which are the subject of this schedule at December 31, 1998.

     Dated this 10th day of February, 1999.

                                American Century Companies, Inc.


                                By: /s/David C. Tucker

                                    David C. Tucker
                                    General Counsel


                                American Century Investment Management, Inc.


                                By: /s/David C. Tucker

                                    David C. Tucker
                                    Senior Vice President
                                    and General Counsel


                                American Century Mutual Funds, Inc.


                                By: /s/David C. Tucker

                                    David C. Tucker
                                    Vice President



                                By: /s/David H. Reinmiller

                                    James E. Stowers, Jr.
                                    By David H. Reinmiller,
                                    Attorney in Fact, pursuant to
                                    Power of Attorney dated 2/3/97
                                    on file with Schedule 13G for
                                    U.S. Robotics, Inc. filed 2/3/97